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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                AeroCentury Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     007737
                                 (CUSIP Number)

                                 Neal D. Crispin
                               1440 Chapin Avenue
                                    Suite 310
                          Burlingame, California 94010
                                  650-696-3900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO. 007737                                               Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JetFleet Holding Corp.
         94-3195342
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         State of California
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
          NUMBER OF
                                     174,767 SHARES
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0 shares of Common Stock
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     174,767  SHARES
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0 shares of Common Stock
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      174,767 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                                               Page 3 of 5 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, $0.001 par value ("Common Stock"), of AeroCentury Corp. ("ACY"), a Delaware corporation, whose principal executive offices are located at 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

ITEM 2.   IDENTITY AND BACKGROUND

        This statement is filed on behalf of JetFleet Holding Corp. ("JHC") which is a corporation organized under the laws of the State of California. It conducts its principal business operations in Burlingame, California.

         JHC is the parent company of the corporation that provides management services to the issuer pursuant to a management agreement.

         During the last five years, JHC has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         JHC acquired 150 shares of Common Stock of ACY upon JHC's founding of ACY. In 1999, pursuant to a stock option incentive plan between JHC and its employees, two employees exercised options to purchase an aggregate of 2,833 shares of ACY common stock held by JHC.

         On January 28, 2000 and January 31, 2000, a subsidiary of JHC purchased 25,000 and 2,600 shares of ACY Common Stock on the open market, respectively, causing JHC to beneficially own greater than 10% of the Common Stock of ACY. The source of the subsidiary's consideration was working capital. Neither JHC nor the subsidiary purchased any of the Common Stock with borrowed funds.

ITEM 4.   PURPOSE OF TRANSACTION

         The shares beneficially owned by JHC were acquired for purposes of investment and not for the purpose of changing the control of ACY.

          JHC has no plans that relate to or would result in:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


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                                                               Page 4 of 5 Pages

         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

         JHC will have sole voting power and sole dispositive power over the Common Stock it holds. JHC has not been a party to any transaction in the Common Stock other than that disclosed in this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JHC granted certain of its employees options to purchase 43,500 shares of ACY common stock held by JHC under the JHC 1997-ACY Equity Incentive Plan adopted on April 1, 1997 (the "Plan").

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    -- JMC 1997 - ACY Equity Incentive Plan [Previously filed].


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                                                               Page 5 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           JETFLEET HOLDING CORP.

                                           /s/ Neal D. Crispin
                                           -----------------------------------
                                              BY: Neal D. Crispin, President

Dated:   February 7, 2000